Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF SEPTEMBER 29, 2022 DATE AND TIME: On September 29, 2022 at 9:00am CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen. QUORUM: The majority of the members elected, with the participation of Board Members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. CANDIDO BOTELHO BRACHER, hereinafter qualified, was elected as a member of the NOMINATION AND CORPORATE GOVERNANCE COMMITTEE, for the ongoing annual term of office, which will be in force until the investiture of those elected at the Meeting of the Board of Directors that succeeds the Annual General Stockholders’ Meeting of 2023. 2. As a result, the NOMINATION AND CORPORATE GOVERNANCE COMMITTEE is now composed as follows: NOMINATION AND CORPORATE GOVERNANCE COMMITTEE Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Identity Card (RG-SSP/SP) 19.979.952-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 551.222.567-72, domiciled in the city and state of São Paulo (SP), at Avenida Brigadeiro Faria Lima, 3500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, administrator, bearer of Identity Card (RG-SSP/SP) 6.045.777-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 014.414.218-07, domiciled in the city and state of São Paulo (SP), at Avenida Paulista, 1938, 5o. Andar, Bela Vista, CEP 01310 -942; CANDIDO BOTELHO BRACHER, Brazilian, married, administrator, bearer of Identity Card (RG-SSP/SP) 10.266.958-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 039.690.188-38, domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, pedagogue, bearer of Identity Card (RG-SSP/SP) 13.861.521-4, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 066.530.828-06, domiciled in the city and state of São Paulo (SP), at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; and FÁBIO COLLETTI BARBOSA, Brazilian, married, administrator, bearer of Identity Card (RG-SSP/SP) 5.654.446-7, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 771.733.258-20, domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Parque Jabaquara, CEP 04344-902. 3. MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, hereinafter qualified, was elected as a member of the AUDIT COMMITTEE, for the ongoing annual term

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF SEPTEMBER 29, 2022 – 9:00am of office that will remain in force until the investiture of those elected at the Meeting of the Board of Directors that succeeds the Annual General Stockholders’ Meeting of 2023. Ms. Fernandes de Santana will be formally invested as soon as her election is ratified by the Central Bank of Brazil. 4. As a result, the AUDIT COMMITTEE is now composed as follows: AUDIT COMMITTEE Chairman: GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/DF) 408.776, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 101.942.071-53, domiciled in the city and state of São Paulo (SP), at Rua Estados Unidos, 498, Jardim América, CEP 01427-000. Members: ALEXANDRE DE BARROS, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) 6.877.956-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 040.036.688-63, domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; LUCIANA PIRES DIAS, Brazilian, single, lawyer, bearer of Identity Card (RG-SSP/SP) 26.180.321-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 251.151.348-02, domiciled in the city and state of São Paulo (SP), at Avenida Brigadeiro Faria Lima, 2894, conjunto 73, Jardim Paulistano, CEP 01451-001; MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) 6.578.061-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 036.221.618-50, domiciled in London, United Kingdom, at 52 Canary View, 23 Dowells Street, SE10 9DY; RICARDO BALDIN, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/RS) 1005553266, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 163.678.040-72, domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, nº 100, Torre Olavo Setubal, 9º andar, Parque Jabaquara, CEP 04344-902; and ROGÉRIO CARVALHO BRAGA, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) 8.130.174-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 625.816.948-15, domiciled in Santíago, Chile, at Avenida Presidente Riesco, 5733 Piso 20, Las Condes, 7561127. 5. The updates to the Code of Ethics and the Internal Charter of the Audit Committee were approved. CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board of Directors, drew up these minutes which, after being read and approved by all, were signed. São Paulo (SP), September 29, 2022. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino – Vice-Chairman; Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, César Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, and Pedro Luiz Bodin de Moraes – Board Members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence